Corporate Office

25 St. James’s Street

London, SW1A 1HA

United Kingdom

November 10, 2022

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brittany Ebbertt, Senior Staff Accountant
Chris Diets, Senior Staff Accountant

Re:	CNH Industrial N.V.
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed March 1, 2022
File No. 001-36085

Ladies and Gentlemen:

Set forth below is the response of CNH Industrial N.V. (the “Company”, “CNH Industrial”, “we” or “our”) to the comment of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) set forth in its letter dated October 20, 2022, regarding its review of CNH Industrial’s filing noted above and our response letter submitted on October 12, 2022. For your convenience, we have restated in bold font the Staff’s comment followed by our response.

Form 20-F for the Fiscal Year Ended December 31, 2021

Operating Review and Prospects

B. Liquidity and Capital Resources

Consolidated Debt, page 55

1.	Comment: We note the proposed disclosures provided in response to prior comment 2. Please revise to clearly indicate whether the transfer of control occurs upon delivery or upon shipment.

2  |  Page

Response:

In response to the Staff’s comment, in future filings, we will revise our revenue recognition accounting disclosure to clarify when the transfer of control occurs. Our proposed revised disclosure is as follows. Changes from the previous disclosure are noted by the underlines:

The Company recognizes revenue at a point in time when control has transferred to the customer at a sales price that the Company expects to receive. Transfer of control occurs when title and risk of ownership have transferred to the customer, which ~~generally~~ occurs based upon ~~delivery~~ the terms specified in the contract. ~~which is primarily.~~ In most of the jurisdictions where the Company operates, and subject to specific exceptions, transfer of control occurs upon shipment.

Thank you again for your time. Please feel free to contact me at +39 335 828 3371 or by email (oddone.incisa@cnhind.com) or our external counsel, Scott D. Miller of Sullivan & Cromwell LLP at (212) 558-3109 or by email (millersc@sullcrom.com) with any questions you may have.

Sincerely,

/s/ Oddone Incisa
Oddone Incisa
Chief Financial Officer CNH Industrial N.V.

cc:	Roberto Russo
Robert Keating
(CNH Industrial N.V.)

Scott Miller
(Sullivan & Cromwell LLP)